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DREIER LLP

   Attorneys at Law
499 Park Avenue                                            Valerie A. Price
New York, New York 10022                        Direct Dial: (212) 328-6144
Tel: (212) 328-6100                              Direct Fax: (212) 652-3789
Facsimile: (212) 328-6101                                           Partner
                                                       vprice@dreierllp.com




                                        August 8, 2005


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

    Re:  Electro-Optical Sciences, Inc.
         Registration Statement on Form S-1
         Registration Statement on Form 8-A
         Request for Acceleration
         File No. 333-125517
         ---------------------------------------

Dear Sir or Madam:

       On behalf of Electro-Optical Sciences, Inc. (the "Company"), we enclose an acceleration request executed by the Company which is being filed pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

       On June 3, 2005, the Company filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (Registration No. 333-125515) (the "Registration Statement") relating to the offering of up to 3,000,000 shares of the common stock of the Company. The Company filed an Amendment No. 1 to the Registration Statement on July 15, 2005, filed an Amendment No. 2 to the Registration Statement on August 8, 2005. The Company plans to file an Amendment No. 3 to the Registration Statement on or before August 10, 2005 containing price information.

       The Company's Registration Statement on Form S-1 has been assigned to Peggy A. Fisher, Assistant Director, Division of Corporation Finance, for review. The Company has requested the staff to waive the time period requirements for requesting acceleration of the effective date and would like the Registration Statement on Form S-1 and the Registration Statement on Form 8-A to be declared effective at 4:30 p.m. (Eastern Daylight Savings Time) on or before August 9, 2005 or as soon thereafter as possible.

       If you have any questions or require further information, please call the undersigned at (212) 328-6144

                                                Very truly yours,

                                                /s/ Valerie A. Price

                                                Valerie A. Price

VAP/ma
Enclosure

cc:  David C. Peck, Esq.